Exhibit 99.35

ESCROW AGREEMENT

Escrow Agreement (this “Agreement”) dated August 15, 2019 among Bespoke Capital Acquisition Corp., a company incorporated under the laws of British Columbia (the “Corporation”), TSX Trust Company, a company existing under the laws of Canada with its registered office in the City of Toronto in the province of Ontario, as the escrow agent (the “Escrow Agent”) and, solely for the purposes of Section 2(e) and Section 16 herein, Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (together, the “Underwriters”).

RECITALS:

A.	WHEREAS the Corporation has entered into an underwriting agreement dated August 8, 2019 (as it may be amended, the “Underwriting Agreement”), with the Sponsor and the Underwriters, pursuant to which, among other matters, the Corporation has agreed to sell, and the Underwriters have agreed to purchase, an aggregate of 35,000,000 Class A restricted voting units of the Corporation (the “Class A Restricted Voting Units”) at a price of U.S.$10.00 per Class A Restricted Voting Unit (the “Offering”), plus at the Underwriters’ option up to an additional 5,250,000 Class A Restricted Voting Units (being 15% of the aggregate number of Class A Restricted Voting Units issued upon the closing of the Offering) at a price of U.S.$10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the closing of the Offering (the “Over-Allotment Closing Date”), to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”);

B.	WHEREAS each Class A Restricted Voting Unit consists of one Class A restricted voting share (each, a “Class A Restricted Voting Share”) and one half of a share purchase warrant (each, a “Warrant”), all as more fully described in the Corporation’s final prospectus, dated August 8, 2019 (the “Prospectus”);

C.	WHEREAS pursuant to the Prospectus, Bespoke Sponsor Capital LP, as the sponsor of the Corporation (the “Sponsor”) intends to purchase an aggregate of 12,000,000 Warrants at a price of U.S.$1.00 per Warrant;

D.	WHEREAS as described in the Prospectus, an aggregate of U.S.$350,000,000 from the sale of the Class A Restricted Voting Units (or U.S.$402,500,000 if the Over-Allotment Option is exercised in full), or U.S.$10.00 per Class A Restricted Voting Unit sold to the public (the “Initial Escrow Amount”), will be remitted to the Escrow Agent by wire transfer to be deposited and held by the Escrow Agent in a segregated bank account of the Escrow Agent designated in the name of the Corporation, located in the City of Toronto, Ontario (the amount to be delivered to the Escrow Agent, together with any interest and other amounts subsequently earned thereon, and any other amounts subsequently raised and placed in escrow pursuant to permitted future issuance(s) by the Corporation of additional Class A Restricted Voting Units, together with any interest and other amounts subsequently earned thereon, and including any additional contributions made to the Escrow Account by the Sponsor, in its sole discretion, from time to time, shall be referred to throughout this Agreement as the “Escrow Funds”);

E.	WHEREAS pursuant to the Underwriting Agreement, a portion of the Escrow Funds, being U.S.$13,125,000 (or U.S.$15,093,750 if the Over-Allotment Option is exercised in full, or such amount as determined among the Corporation, the Sponsor and the Underwriters pursuant to the Underwriting Agreement if the Over-Allotment Option is partially exercised), is attributable to the deferred underwriting commission (the “Deferred Underwriting Commission”) that may be payable by the Corporation to the Underwriters only upon the closing by the Corporation of its Qualifying Acquisition (as defined herein);

F.	WHEREAS pursuant to the Underwriting Agreement, a portion of the Deferred Underwriting Commission, in an amount equal to U.S.$11,375,000 (assuming the Over-Allotment Option is not exercised, and U.S.$13,081,250 assuming the Over-Allotment Option is exercised in full), will be payable to the Underwriters in cash in accordance with the terms of the Underwriting Agreement, upon completion of the Corporation’s Qualifying Acquisition, and the remaining portion of the Deferred Underwriting Commission in an amount equal to U.S.$1,750,000 (assuming the Over-Allotment Option is not exercised, and U.S.$2,012,500 assuming the Over-Allotment Option is exercised in full) (the “Discretionary Deferred Portion”) will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition (these amounts will be payable from the Escrow Account to the extent that there are sufficient funds for such purposes after redemptions, tax liabilities on amounts earned on the Escrow Funds and certain expenses directly related to redemptions);

G.	WHEREAS subject to the terms hereof, the Escrow Funds are to remain in the Escrow Account (as defined herein) for the benefit of the Corporation, and in certain cases, the Corporation will use such funds to pay the redemption proceeds to the holders of the Class A Restricted Voting Shares issued in the Offering (and holders of the Class A Restricted Voting Shares issued upon exercise of the Over-Allotment Option) being redeemed;

H.	WHEREAS the Initial Escrow Amount is to be delivered by or on behalf of the Corporation to the Escrow Agent upon closing of the Offering (with the exception of any of the Initial Escrow Amount raised pursuant to the exercise of the Over-Allotment Option following the closing of the Offering, being up to a maximum of U.S.$52,500,000, which amount shall be delivered by or on behalf of the Corporation to the Escrow Agent on or about the Over-Allotment Closing Date);

I.	WHEREAS the Corporation wishes to appoint the Escrow Agent to act as escrow agent for the sole purpose of accepting, holding, investing and releasing the Escrow Funds, in accordance with the terms and conditions of this Agreement;

J.	WHEREAS all references herein to money amounts are to lawful money of the United States of America; and

K.	WHEREAS the foregoing recitals are representations and statements of fact made by the Corporation and not by the Escrow Agent.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH THAT, in consideration of the foregoing recitals, the covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

Section 1	Definitions

For the purposes of this Agreement, the following terms shall have the following meanings:

(a)	“Agreement” has the meaning specified in the preamble;

(b)	“Approved Bank” means a bank listed in Schedule I or III of the Bank Act

(Canada);

(c)	“Automatic Redemption” has the meaning specified in Section 4(g);

(d)	“Automatic Redemption Amount” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds then available in the Escrow Account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned from the proceeds in the Escrow Account that may be released to pay actual and expected costs and expenses directly related to the Corporation’s Winding-Up, and directly related to the Corporation’s applications to cease to be a reporting issuer, its winding-up and/or its dissolution, as applicable, each as reasonably determined and certified by the Corporation;

(e)	“Business Day” means any day of the year (prior to 4:30 p.m. Toronto time), other than a Saturday, Sunday or any day on which the main branches of Canadian chartered banks are closed for regular business in Toronto, Ontario;

(f)	“Claim” has the meaning specified in Section 14(a);

(g)	“Class A Restricted Voting Share” has the meaning specified in Recital A;

(h)	“Class A Restricted Voting Units” has the meaning specified in Recital A;

(i)	“Corporation” has the meaning specified in the preamble;

(j)	“Deferred Underwriting Commission” has the meaning specified in Recital E;

(k)	“Designated Director” means a director of the Corporation designated in writing to the Escrow Agent to carry out the actions contemplated in this Agreement;

(l)	“Discretionary Deferred Portion” has the meaning specified in Recital F;

(m)	“Escrow Account” means the escrow account of the Escrow Agent in which the Escrow Funds are held (which account will be held in an account of a Canadian chartered bank or a subsidiary thereof);

(n)	“Escrow Agent” has the meaning specified in the preamble;

(o)	“Escrow Funds” has the meaning specified in Recital D;

(p)	“Exchange” means the Toronto Stock Exchange, or any successor, assign or replacement exchange on which any of the Corporation’s securities are listed from time to time;

(q)	“Indemnified Claim” has the meaning specified in Section 7(f);

(r)	“Indemnified Parties” has the meaning specified in Section 7(d);

(s)	“Initial Escrow Amount” has the meaning specified in Recital D;

(t)	“Minimum Amount” means an amount per Class A Restricted Voting Share equal to the pro-rata portion (per Class A Restricted Voting Share) of the Escrow Funds then on deposit in the Escrow Account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, as reasonably determined and certified by the Corporation);

(u)	“No Qualifying Acquisition Winding-Up” has the meaning specified in Section 4(g);

(v)	“Notice” has the meaning specified in Section 19;

(w)	“Offering” has the meaning specified in Recital A;

(x)	“Over-Allotment Closing Date” has the meaning specified in Recital A;

(y)	“Over-Allotment Option” has the meaning specified in Recital A;

(z)	“Permitted Investments” means investments in the following: United States dollar denominated cash or book based securities, negotiable instruments, investments or securities which evidence: (i) obligations issued or fully guaranteed by the Government of Canada, the Government of the United States of America or any Province of Canada or State of the United States of America; (ii) demand deposits, term deposits or certificates of deposit of an Approved Bank or a bank approved by the Exchange; (iii) commercial paper directly issued by an Approved Bank or a bank approved by the Exchange; or (iv) notes or bankers’ acceptances issued or accepted by an Approved Bank or a bank approved by the Exchange, as determined by the Corporation from time to time;

(aa)	“Permitted Timeline” means the allowable time period within which the Corporation must consummate its Qualifying Acquisition, being 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from closing but has not completed the qualifying acquisition within such 18 month period) , as it may be extended as described in the Prospectus;

(bb)	“Prospectus” has the meaning specified in Recital B;

(cc)	“Qualifying Acquisition” means a “Qualifying Acquisition” as such term is defined in the Exchange Company Manual (as amended from time to time, and subject to any exemptive relief granted by the Exchange);

(dd)	“Qualifying Acquisition Certificate” means a certificate of the Corporation signed by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director, certifying the closing of a Qualifying Acquisition;

(ee)	“Qualifying Acquisition Extension Redemption Amount” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds available in the Escrow Account at the time of the shareholders’ meeting in respect of approving an extension to the Permitted Timeline, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares and (iii) actual and expected expenses directly related to the redemption (and, for greater certainty, such amount will not be reduced by the Deferred Underwriting Commission per Class A Restricted Voting Share held in the Escrow Account), each as reasonably determined and certified by the Corporation;

(ff)	“Qualifying Acquisition Redemption Amount” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds available in the Escrow Account at the time immediately prior to the redemption deposit deadline or, if required under applicable law, at the time of the shareholders’ meeting in respect of approving the Qualifying Acquisition, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected expenses directly related to the redemption, subject to the limitations described in the Prospectus (and, for greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the Deferred Underwriting Commission per Class A Restricted Voting Share held in the Escrow Account), each as reasonably determined and certified by the Corporation;

(gg)	“Resignation Date” has the meaning specified in Section 11(c);

(hh)	“Sponsor” has the meaning specified in Recital C;

(ii)	“Tax Act” means Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(jj)	“Underwriters” has the meaning specified in the preamble;

(kk)	“Underwriting Agreement” has the meaning specified in Recital A;

(ll)	“Warrants” has the meaning specified in Recital B;

(mm)	“Winding-Up” means the liquidation and cessation of the business of the Corporation;

(nn)	“Winding-Up Certificate” means a certificate of the Corporation signed by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director, certifying the Winding-Up of the Corporation in the event of a No Qualifying Acquisition Winding-Up or an Automatic Redemption;

(oo)	“Written Automatic Redemption Instructions” has the meaning specified in Section 4(g);

(pp)	“Written Extension Redemption Instructions” has the meaning specified in Section 4(h);

(qq)	“Written Instructions” means, collectively, the Written Qualifying Acquisition Instructions, the Written Automatic Redemption Instructions, the Written Extension Redemption Instructions and the Written Tax and/or Expense Instructions, which shall be, as applicable, substantially in the form of Schedule A hereto;

(rr)	“Written Qualifying Acquisition Instructions” has the meaning specified in Section 4(i); and

(ss)	“Written Tax and/or Expense Instructions” has the meaning specified in Section 4(j).

Section 2 Appointment of Escrow Agent, Deposit and Delivery of Escrow Funds and Acknowledgment Regarding Escrow Funds

(a)	The Corporation hereby appoints the Escrow Agent to act as escrow agent in accordance with, and subject to, this Agreement, and the Escrow Agent accepts such appointment and agrees to act in accordance with, and subject to, the terms and conditions herein.

(b)	Upon the closing of the Offering, the Corporation or the Underwriters shall have delivered to the Escrow Agent the Initial Escrow Amount (with the exception of any portion of the Initial Escrow Amount raised pursuant to the exercise of the Over-Allotment Option following the closing of the Offering, being up to a maximum of U.S.$52,500,000, which amount shall be delivered by or on behalf of the Corporation to the Escrow Agent on or about the Over-Allotment Closing Date).

(c)	Upon delivery of the Initial Escrow Amount by, or on behalf of, the Corporation to the Escrow Agent upon the closing of the Offering, and again upon the delivery on or about the Over-Allotment Closing Date of any further portion of the Initial Escrow Amount raised pursuant to the Over-Allotment Option following the closing of the Offering, if applicable, the Escrow Agent shall acknowledge receipt thereof to the Corporation. The Escrow Agent shall hold, deal with and disburse the Escrow Funds (including the Initial Escrow Amount) in accordance with the terms and conditions of this Agreement.

(d)	The Corporation or the Underwriters shall remit to the Escrow Agent the Escrow Funds by way of wire transfer. The Escrow Funds shall be held in a segregated bank account of the Escrow Agent designated in the name of the Corporation. In the event that any funds received by the Escrow Agent are in the form of an uncertified cheque or cheques, the Escrow Agent shall be entitled to delay the time for release of such part of the funds until such uncertified cheque or cheques have cleared in the ordinary course by the financial institution upon which the same are drawn. The Escrow Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it and have actually cleared.

(e)	The parties hereto agree and acknowledge that any additional amounts subsequently raised prior to the closing of the Qualifying Acquisition and placed in escrow pursuant to future issuance(s) by the Corporation of additional Class A Restricted Voting Shares, subject to the consent of the Underwriters, together with any interest and other amounts subsequently earned thereon, will, at the instruction of the Corporation, be added to the Escrow Account and form part of the Escrow Funds, and at such time(s), for purposes of this Agreement, any reference herein to “Escrow Funds” shall include any such additional amounts and interest. The Corporation covenants to the Underwriters that, in addition to the requirement for the consent of the Underwriters, following the Over-Allotment Closing Date, additional Class A Restricted Voting Units will not be issued prior to the closing of a Qualifying Acquisition unless the amount per-share deposited into the Escrow Account in connection therewith is not less than the Minimum Amount.

(f)	The parties hereto agree and acknowledge that the Sponsor may make additional payments or contributions to the Escrow Account in its sole discretion and in the manner it determines, from time to time, including to cover indemnity obligations of the Corporation, and such additional payments or contributions, together with any interest and other amounts subsequently earned thereon, will, at the instruction of the Corporation, be added to the Escrow Account and form part of the Escrow Funds, and at such time(s), for purposes of this Agreement, any reference herein to “Escrow Funds” shall include any such additional payments or contribution amounts and interest and other amounts subsequently earned thereon.

Section 3	Escrow Agent’s Fees, Costs and Expenses

The Corporation shall pay the Escrow Agent’s costs and fees hereunder, as well as the expenses and disbursements reasonably incurred in connection with the administration of the escrow created hereby or the performance of its obligations under this Agreement. The Corporation shall also pay the costs and expenses reasonably incurred by the Escrow Agent in connection with the performance or observance of the Escrow Agent’s duties hereunder which are in excess of its compensation for normal services hereunder and covered by the remuneration, including without limitation, all reasonable out-of-pocket expenses and disbursements incurred or made by the Escrow Agent in the administration of its services and duties created hereby (including the reasonable fees and disbursements of its outside counsel and other outside advisors required for the discharge of its duties hereunder). To the extent such aforementioned excess costs and expenses incurred by the Escrow Agent in connection with this Agreement are extraordinary, the Escrow Agent must first obtain the consent of the Corporation, and such consent shall not be unreasonably withheld. It is expressly understood that the Escrow Funds shall not be used to pay any of the

Escrow Agent’s fees, costs, expenses or disbursements.

Subject to the foregoing paragraph, any amount owing under this Section 3 and unpaid thirty (30) days after request for such payment will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

Section 4	Agreements and Covenants of the Escrow Agent

The Escrow Agent hereby agrees and covenants to:

(a)	Hold the Escrow Funds in escrow in the Escrow Account in accordance with the terms and conditions of this Agreement;

(b)	Hold, invest and disburse the Escrow Funds subject to the terms and conditions set forth herein;

(c)	As soon as practicable and no later than three (3) Business Days after the Escrow Agent’s receipt of, and only in accordance with, written instructions from any one of the Corporation’s Chief Executive Officer, Chief Financial Officer or Designated Director, hold, invest and re-invest the Escrow Funds, subject to availability, in Permitted Investments that are instruments that are the obligation of, or guaranteed by, the federal government of the United States of America, as determined by the Corporation from time to time. Such written instructions to the Escrow Agent shall be provided no later than 10:00 a.m. (Toronto time) on the day on which any investment is to be made. Any written instructions received by the Escrow Agent after 10:00 a.m. (Toronto time) or on a day which is not a Business Day, shall be deemed to have been given prior to 10:00 a.m. (Toronto time) on the next succeeding Business Day. If at any time the Escrow Funds include an amount that is not invested in Permitted Investments and the Corporation has not provided written instructions to the Escrow Agent to invest such amount, such uninvested amount will be held in a non-interest bearing account until the Escrow Agent has been directed in writing to so invest. For greater certainty, all earnings received from the investment of the Escrow Funds shall be credited to, and shall become a part of, the Escrow Funds (and any bank charges and similar fees as well as losses, if any, on such investments shall be debited to the Escrow Funds);

(d)	Collect and receive, when due, all interest or other amounts arising from the Escrow Funds;

(e)	Supply any necessary information or documents as may be requested by the Corporation (or its authorized affiliates or agents) in connection with the Corporation’s preparation of any tax returns relating to property held in the Escrow Account;

(f)	Render to the Corporation (with a copy to the Underwriters) monthly written statements of the activities of, and amounts in, the Escrow Account reflecting all receipts, expenses and disbursements in respect of the Escrow Account;

(g)	Commence liquidation (i.e., turning into cash) of the Escrow Account as soon as possible and in any event no later than three (3) Business Days after the Escrow Agent’s receipt of, and only in accordance with, the written instructions from the Corporation, signed on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director (the “Written Automatic Redemption Instructions”) as well as in accordance with the provisions of this Agreement, and complete the liquidation of the Escrow Account and distribute to the transfer agent for the Class A Restricted Voting Shares (or as the Corporation may direct in the Written Automatic Redemption Instructions) the product of (i) the Automatic Redemption Amount and (ii) the number of the then outstanding Class A Restricted Voting Shares, in the event that the Corporation (A) is unable to complete a Qualifying Acquisition within the Permitted Timeline (the “No Qualifying Acquisition Winding-Up”), on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), or (B) otherwise completes a Winding-Up prior to the expiration of the Permitted Timeline, (the “Automatic Redemption”), on a date specified by the Corporation, in each case of (A) and (B) to enable the transfer agent to pay each holder of Class A Restricted Voting Shares in accordance with the Written Automatic Redemption Instructions;

(h)	If needed, commence partial liquidation (i.e., turning into cash) of the Escrow Account as soon as possible of such assets as the Corporation may direct, and in any event no later than three (3) Business Days after the Escrow Agent’s receipt of, and only in accordance with, the written instructions from the Corporation, signed on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director (the “Written Extension Redemption Instructions”) as well as in accordance with the provisions of this Agreement, withdraw from the Escrow Account and distribute to the transfer agent for the Class A Restricted Voting Shares (or as the Corporation may direct in the Written Extension Redemption Instructions) the product of (i) the Qualifying Acquisition Extension Redemption Amount and (ii) the number of the then outstanding Class A Restricted Voting Shares being redeemed in connection with any requisite approval of the extension of the Permitted Timeline, as further described herein, to enable the transfer agent to pay each redeeming holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are validly deposited for redemption, in accordance with the Written Extension Redemption Instructions;

(i)	If needed, commence partial liquidation (i.e., turning into cash) of the Escrow Account as soon as possible of such assets as the Corporation may direct, and in any event no later than three (3) Business Days after the Escrow Agent’s receipt of, and only in accordance with, the written instructions from the Corporation, signed on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director (the “Written Qualifying Acquisition Instructions”) as well as in accordance with the provisions of this Agreement, withdraw from the Escrow Account and distribute to the transfer agent for the Class A Restricted Voting Shares (or as the Corporation may direct in the Written Qualifying Acquisition Instructions) the product of (i) the Qualifying Acquisition Redemption Amount and (ii) the number of the then outstanding Class A Restricted Voting Shares being redeemed in connection with the closing by the Corporation of a Qualifying Acquisition (which shall be evidenced to the Escrow Agent by delivery of the Qualifying Acquisition Certificate specified in Section 5(e)), to enable the transfer agent to pay each redeeming holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are validly deposited for redemption, in accordance with the Written Qualifying Acquisition Instructions, and all remaining Escrow Funds will subsequently be released to the Corporation in accordance with Section 9(c);

(j)	Upon written request signed on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director (the “Written Tax and/or Expense Instructions”), which may be given from time to time, withdraw from the Escrow Account and distribute to the Corporation (or as the Corporation may otherwise direct) the amount of interest and/or other amounts earned on the Escrow Funds in the Escrow Account requested by the Corporation to cover any (A) tax obligations owed by the Corporation, as reasonably determined and certified on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director, as a result of property of the Corporation or interest or other income or amounts earned on the Escrow Funds (including, if applicable, under Part VI.1 of the Tax Act arising in connection with a redemption of Class A Restricted Voting Shares), and/or (B) expenses referred to in the definition of “Automatic Redemption Amount”, “Qualifying Acquisition Extension Redemption Amount” or “Qualifying Acquisition Redemption Amount”, each as reasonably determined and certified on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director, in each case which amount shall be delivered directly to the Corporation by electronic funds transfer or other method of prompt payment (or as the Corporation may otherwise direct), only as directed by the Corporation in the Written Tax and/or Expense Instructions; provided, however, that to the extent there is not sufficient cash in the Escrow Account to pay such tax obligations or expenses, the Escrow Agent shall liquidate such assets held in the Escrow Account (which, for greater certainty, includes the Escrow Funds raised pursuant to the Over-Allotment Option and any interest or other amounts earned thereon), as shall be designated by the Corporation in writing to make such distribution, so long as there is no reduction below the amount of the Initial Escrow Amount deposited in the escrow account (including, for greater certainty, any funds deposited pursuant to the exercise of the Over-Allotment Option);

(k)	Not make any withdrawals or distributions from the Escrow Account other than pursuant to Section 4(g), Section 4(h), Section 4(i) or Section 4(j) above. All payments made pursuant to Section 4(g), Section 4(h), Section 4(i) or Section 4(j) above are to be made to the Corporation, or as the Corporation shall otherwise direct in the applicable Written Instructions, or as otherwise provided herein; and

(l)	Notwithstanding anything to the contrary contained herein, all Written Instructions, except those referred to in Section 4(j), must be countersigned by the Underwriters.

Section 5	Agreements and Covenants of the Corporation

The Corporation hereby agrees and covenants to:

(a)	Within four (4) Business Days after the Underwriters exercise the Over-Allotment Option (or any unexercised portion thereof) but not later than the Over-Allotment Closing Date, provide the Escrow Agent with a notice in writing of the total amount of the Deferred Underwriting Commission;

(b)	Give all instructions to the Escrow Agent hereunder in writing, signed by any one of the Corporation’s Designated Director, Chief Executive Officer or Chief Financial Officer. The Escrow Agent shall be entitled to rely on, and shall be protected in relying on, any written instruction given by any one of the persons authorized above to give any Written Instructions;

(c)	Indemnify and hold the Escrow Agent harmless in accordance with Section 7 herein;

(d)	Pay the Escrow Agent the fees, costs and expenses set pursuant to Section 3 herein. It is expressly understood that the Escrow Funds shall not be used to pay such fees, costs or expenses;

(e)	In connection with the closing by the Corporation of a Qualifying Acquisition, provide the Escrow Agent with a Qualifying Acquisition Certificate; and

(f)	Instruct the Escrow Agent to make only those distributions that are permitted under this Agreement, and refrain from instructing the Escrow Agent to make any distributions that are not permitted under this Agreement.

Section 6	Responsibility of Escrow Agent

(a)	The parties acknowledge and agree that the Escrow Agent acts hereunder as an escrow agent only.

(b)	The Escrow Agent, upon notice to the Corporation, may reasonably employ and consult counsel satisfactory to it, including in-house counsel, and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel.

(c)	The Escrow Agent may employ such counsel, accountants, engineers, appraisers, other experts, agents, agencies and advisors as it may reasonably require for the purpose of discharging its duties under this Agreement upon prior written notice to the Corporation, and the Escrow Agent may act and shall be protected in acting in good faith on the opinion or advice or on information obtained from any such parties and shall not be responsible for any misconduct on the part of any of them. The reasonable costs of such services shall be added to, and be part of, the Escrow

Agent’s fees hereunder.

(d)	The Escrow Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation or instructions which comply with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment on the part of the Escrow Agent.

(e)	No provision of this Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or the exercise of any of its rights or powers.

Section 7	Indemnification

(a)	The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection with its duties pursuant to this Agreement, except for its own gross negligence, fraud, wilful misconduct or bad faith. The Escrow Agent shall have no responsibility or liability for any diminution of the Escrow Funds which may result from any Permitted Investments made pursuant to and in accordance with Section 4(c), including any losses on any investment required to be liquidated prior to maturity in order to make a payment required hereunder.

(b)	The Escrow Agent shall incur no liability with respect to the delivery or non-delivery of any of the Escrow Funds once distributed by the Escrow Agent pursuant to this Agreement, whether delivered by hand, wire transfer, registered mail or bonded courier.

(c)	To the extent that the Escrow Agent is instructed to issue a cheque in accordance with the Written Instructions, the forwarding of a cheque by the Escrow Agent will satisfy and discharge the liability for any cash amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law), unless such cheque is not honoured on presentation; provided that in the event of non-receipt of such cheque by the payee, or loss or destruction thereof, the Escrow Agent upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it and the Corporation, will issue to such payee a replacement cheque for the amount of such cheque.

(d)	The Escrow Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) shall be indemnified and held harmless by the Corporation from and against any reasonable expenses actually incurred, including reasonable legal fees and disbursements, or loss suffered by the Escrow Agent, in connection with any and all actions, proceedings, losses, liabilities, costs, claims, damages and expenses (including reasonable expert consultant and legal fees and disbursements on a solicitor and client basis) involving any claim which in any way, directly or indirectly, arises out of, or relates to, this Agreement, the performance of the Escrow Agent’s services and duties hereunder, or the Escrow Funds (including any interest and other amounts earned on the Escrow Funds) held by it hereunder, and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation, except for expenses or losses arising from the gross negligence, fraud, willful misconduct or bad faith of the Escrow Agent. Notwithstanding any other provision of this Agreement, any liability of the Escrow Agent shall be limited to direct damages sustained by a party to this Agreement, which in aggregate shall not exceed the amount of Escrow Funds held pursuant to this Agreement.

(e)	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Escrow Agent shall not be liable under any circumstances whatsoever for any: (i) breach by any other party of securities law or other rule of any securities regulatory authority; (ii) lost profits; or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(f)	Promptly and not later than three (3) Business Days after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, pursuant to which the Escrow Agent intends to seek indemnification under this Section 7, the Escrow Agent shall notify the Corporation in writing of such claim (the “Indemnified Claim”). The Escrow Agent shall have the right to conduct and manage the defense against such Indemnified Claim. The Corporation may participate in such action with its own counsel. The provisions of this Section 7 shall survive in the event that the Escrow Agent resigns or is discharged pursuant to Section 11 herein.

(g)	The Escrow Agent does not have any interest in the Escrow Funds but is serving as escrow agent only and is not a debtor of the parties hereto in respect of the Escrow Funds.

(h)	The Escrow Agent shall have no duties except those which are expressly and specifically set forth herein (and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Escrow Agent or the Corporation), and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the Corporation and if its duties herein are affected, unless it shall have given its prior written consent thereto.

(i)	The Escrow Agent accepts the duties and responsibilities under this Agreement as agent, and no trust is intended to be, or is or will be, created hereby, and the Escrow Agent shall owe no duties hereunder as trustee.

Section 8	Limitations of Liability

The Escrow Agent shall have no responsibility to:

(a)	Imply obligations, perform duties, inquire or otherwise be subject to the provisions of any agreement or document other than this Agreement and that which is expressly set forth herein;

(b)	Take any action with respect to the Escrow Funds, other than as directed in this Agreement, and the Escrow Agent shall have no liability to any party except for liability arising out of the Escrow Agent’s gross negligence, fraud, wilful misconduct or bad faith;

(c)	Institute any proceeding for the collection of any principal and income arising from, or institute, appear in or defend any proceeding of any kind with respect to, any of the Escrow Funds unless and until it shall have received instructions from the Corporation given as provided herein to do so and the Corporation shall have indemnified the Escrow Agent to its satisfaction and shall have advanced or guaranteed to it funds sufficient to pay any expenses incidental thereto;

(d)	Refund any depreciation in principal of the Escrow Funds;

(e)	Assume that the authority of any person designated by the Corporation to give instructions hereunder shall not be continuing unless provided otherwise in such designation, or unless the Corporation shall have delivered a written revocation of such authority to the Escrow Agent, and for greater certainty, the Escrow Agent may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper representative from the Corporation or the Underwriters, as specified in this Agreement and shall have no responsibility for determining the accuracy thereof;

(f)	The other parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, except for the Escrow Agent’s gross negligence, fraud, willful misconduct or bad faith. The Escrow Agent may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent, which counsel may be the Corporation’s counsel), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which the Escrow Agent believes, in good faith, to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement or any of the terms hereof, unless evidenced by a written instrument delivered to the Escrow Agent, signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless the Escrow Agent gives its prior written consent thereto;

(g)	Verify the accuracy of the information contained in the Prospectus;

(h)	Provide any assurance that any Qualifying Acquisition entered into by the Corporation or any other action taken by the Corporation is as contemplated by the Prospectus;

(i)	File information returns with respect to the Escrow Account with any local, state, provincial or federal taxing authority or do anything in connection with tax reporting other than to deliver the required annual statement of interest earned;

(j)	Compile, prepare, determine or verify calculations, qualify or otherwise approve the Corporation’s Written Instructions for distributions, as applicable, pursuant to Section 4(g), Section 4(h), Section 4(i) and/or Section 4(j), and shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it (including, without limitation, the Escrow Funds), for the form or execution of such instruments, for the identity, authority or right of any person or party executing or depositing such Escrow Funds or for determining or compelling compliance therewith, and shall not otherwise be bound thereby; or

(k)	Take notice of any default or to take any action with respect to such default involving any expense or liability relating to the Escrow Funds, unless notice in writing of such default is formally given to the Escrow Agent, and unless it is indemnified and funded, in a manner satisfactory to it, against such expense or liability.

Section 9	Release of Escrow Funds

(a)	Subject to applicable law and as further described in the Prospectus, none of the Escrow Funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the Permitted Timeline; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided herein) by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up; and (iv) the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the Escrow Funds (including, if applicable, as described herein, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses, as described herein.

(b)	If the Corporation is unable to complete a Qualifying Acquisition within the Permitted Timeline, the Escrow Agent, as instructed by the Corporation, will be required to complete the liquidation of the Escrow Account on behalf of the Corporation, and as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), to distribute in accordance with the Written Automatic Redemption Instructions, in respect of the automatic redemption of 100% of the outstanding Class A Restricted Voting Shares, at a per-share price, payable in cash, equal to the Automatic Redemption Amount, subject to applicable law.

(c)	In conjunction with the closing of a Qualifying Acquisition within the Permitted Timeline for which a shareholders meeting is not required to be held, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption by the redemption deposit deadline specified by the Corporation, for an amount per Class A Restricted Voting Share, payable in cash, equal to the Qualifying Acquisition Redemption Amount, subject to applicable law.

(d)	Subject to certain limitations described in the Prospectus, in the event of a meeting of shareholders of the Corporation to be held within the Permitted Timeline to vote on whether to approve a proposed Qualifying Acquisition (if required by applicable law) or whether to approve an extension to the Permitted Timeline to up to 36 months, and irrespective of whether they vote for or against, or do not vote on any proposed Qualifying Acquisition or extension to the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second Business Day before the shareholders’ meeting in respect of the proposed Qualifying Acquisition Qualifying Acquisition (if required by applicable law) or extension or extension, subject to applicable law, immediately prior to the closing by the Corporation of a Qualifying Acquisition or the date that the extension to the Permitted Timeline takes effect, for an amount per Class A Restricted Voting Share, payable in cash, equal to the Qualifying Acquisition Redemption Amount or the Qualifying Acquisition Extension Redemption Amount, as applicable, subject to the limitations described in the Prospectus with respect to redemptions in connection with the Corporation's Qualifying Acquisition, as applicable, and subject to applicable law.

(e)	Subject to the next sentence and to applicable law, on the closing by the Corporation of a Qualifying Acquisition, all remaining Escrow Funds held in the Escrow Account not previously paid out or payable by the Corporation in respect of redeeming holders of Class A Restricted Voting Shares (including expenses directly related to the redemptions) or paid out or payable by the Corporation for the Corporation’s tax liabilities on interest or other amounts earned on the Escrow Funds, will be released to the Corporation. In accordance with the written notice and instructions by the Underwriters, a portion of the balance of the non-redeemed shares portion of the Escrow Funds will be used by the Corporation to pay (i) the Underwriters the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement (in an amount equal to U.S.$11,375,000, assuming the Over-Allotment Option is not exercised, and U.S.$13,093,750 assuming the Over-Allotment Option is exercised in full) and (ii) the Discretionary Deferred Portion (in an amount equal to U.S.$1,750,000, assuming the Over-Allotment Option is not exercised, and U.S.$2,000,000 assuming the Over-Allotment Option is exercised in full) to such person(s) as is designated by the Corporation, all in accordance with the terms of the Underwriting Agreement. The Discretionary Deferred Portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the Underwriting Agreement. Any remaining funds in the Escrow Account may then be used, at the Corporation’s sole discretion, including for general corporate purposes. For greater certainty, the amount of the Deferred Underwriting Commission owing to the Underwriters as well as the amount of the Discretionary Deferred Portion will not be reduced as a result of redemptions of Class A Restricted Voting Shares in connection with a completed Qualifying Acquisition. To the extent funds are available in the Escrow Account following the payment of the Qualifying Acquisition Redemption Amount to all redeeming holders of Class A Restricted Voting Shares, plus applicable taxes and expenses, upon the closing by the Corporation of a Qualifying Acquisition, the Corporation irrevocably directs the Escrow Agent to pay (i) the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement to the Underwriters, or as they may direct, and (ii) the Discretionary Deferred Portion to such person(s) as is designated by the Corporation, all in accordance with the Underwriting Agreement and the Written Instructions provided to the Escrow Agent.

(f)	For greater certainty, and subject to Section 4(l), the Escrow Agent shall not release any of the Escrow Funds pursuant to this Agreement unless and until the Escrow Agent receives written instructions signed on behalf of the Corporation by any one of its Chief Executive Officer, Chief Financial Officer or Designated Director, and which shall be released as soon as reasonably practicable and no later than three (3) Business Days after the Escrow Agent’s receipt of such written instructions.

Section 10	Tax Reporting

(a)	The Corporation agrees that, for tax reporting purposes, all interest or other taxable income earned on the Escrow Funds in any taxation year shall, in accordance with the Written Tax and/or Expense Instructions, be allocated to the Corporation in the taxation year that it was earned, notwithstanding that no such amount has been distributed.

(b)	The Corporation agrees to provide the Escrow Agent with its certified tax identification numbers and others forms, documents and information that the Escrow Agent may request in order to fulfill any tax reporting function.

Section 11	Resignation, Removal of Escrow Agent

(a)	The Escrow Agent may resign as Escrow Agent and be discharged from all further duties and liabilities under this Agreement at any time on 10 days’ prior written notice to the Corporation, or such shorter notice as the Corporation may accept as sufficient in its sole discretion. The Corporation may remove the Escrow Agent from its office at any time on 10 days’ prior written notice to the Escrow Agent and to appoint a successor escrow agent.

(b)	Any successor escrow agent appointed under any provision of this Section 11 shall be a corporation authorized to carry on the business of a trust company in one or more of the provinces of Canada and, if required by the applicable legislation for any other jurisdiction, in such other jurisdictions.

(c)	The resignation of the Escrow Agent will take effect on the earlier to occur of (the “Resignation Date”): (i) the appointment of a successor escrow agent in connection with this Agreement or by a court of competent jurisdiction; or (ii) the day which is 10 days after the date of delivery of (A) the Escrow Agent’s written notice of resignation to the Corporation, or (B) the Corporation’s written notice of termination to the Escrow Agent, as applicable, or such shorter notice as the parties accept as sufficient.

(d)	If no successor escrow agent is appointed by the Resignation Date, then the Escrow Agent shall thereafter cease its function as escrow agent and be discharged of and from any and all further obligations arising in connection with this Agreement, and shall, at the cost of the Corporation, deposit the Escrow Funds with a court of competent jurisdiction in the City of Toronto, Province of Ontario. For greater certainty, if the Escrow Agent has not received written notice of the designation of a successor escrow agent by the Resignation Date, the Escrow Agent’s sole responsibility after such time shall be to retain and safeguard the Escrow Funds (including all interest or other amounts accrued thereon and all principal thereof in the form of cash or investments) until receipt of written notice of the designation of a successor escrow agent hereunder or pursuant to a final non-appealable order of a court of competent jurisdiction.

(e)	This Agreement terminates and ceases to be of any further force and effect with respect to the Escrow Agent on the date on which the Escrow Agent delivers the Escrow Funds (including all interest or other amounts accrued thereon and all principal thereof in the form of cash or investments) to a successor or deposits them with a court in accordance with this Section 11, except that Section 3 and Section 7 and all other provisions of this Agreement relating to the protection of the Escrow Agent shall survive the resignation or removal of the Escrow Agent and the termination or discharge of this Agreement.

(f)	Upon the appointment of any successor escrow agent, the successor escrow agent will be vested with the same powers, rights, duties and responsibilities as if the successor escrow agent had been originally named as Escrow Agent under this Agreement and will be subject to removal under this Section 11. At the request of the Corporation or the successor escrow agent, the retiring Escrow Agent, upon payment of the amounts, if any, due to it pursuant to this Agreement, including any amounts owing to it with respect to outstanding fees, disbursements and interest thereon, shall duly assign, transfer and deliver to the successor escrow agent all property and money held, and all records kept, by the retiring Escrow Agent hereunder or in connection herewith. The Corporation, the Escrow Agent and the successor escrow agent shall execute and deliver all documents and take all such actions as may in the reasonable opinion of the Corporation, be necessary or desirable for the purpose of effectively transferring the Escrow Funds to the successor escrow agent.

Section 12	Termination of the Agreement

This Agreement shall terminate and cease to be of any further force and effect on the earlier of: (i) the date on which this Agreement terminates in accordance with Section 11, and (ii) the date on which the Escrow Agent has completed the liquidation of the Escrow Account and its obligations in their entirety in accordance with Section 4(g), Section 4(h), Section 4(i) and/or Section 4(j) and has distributed the Escrow Funds in accordance with the provisions of this Agreement and any Written Instructions, except that Section 3 and Section 7 and all other provisions of this Agreement relating to the protection of the Escrow Agent shall survive the termination of this Agreement.

Section 13	Residence of the Corporation

The Corporation represents and warrants to the Escrow Agent that it is not a “non-resident” as defined in the Tax Act.

Section 14	No Right of Set-Off or Entitlement to Escrow Funds

(a)	Notwithstanding anything herein to the contrary, the Escrow Agent hereby waives any and all right of set-off or any and all right, title, interest, demand, damages, action, causes of action or claim of any kind whatsoever, known or unknown, foreseen or unforeseen, in law or equity (a “Claim”) that it has or may have against the Escrow Funds, or in or to any distribution of the Escrow Account. In the event that the Escrow Agent has any Claim against the Corporation under (i) this Agreement, including, without limitation, under Section 5(c), Section 5(d) or Section 7 hereof, or (ii) any other agreement between the Escrow Agent and the Corporation, including the transfer agency and registrar agreement and warrant agency agreement with TSX Trust Company, as transfer agent and registrar and warrant agent, the Escrow Agent shall pursue such Claim solely against the Corporation and its assets outside the Escrow Account and not against the Escrow Funds.

(b)	The Escrow Agent acknowledges and agrees that it shall not be entitled to any of the Escrow Funds in the Escrow Account under any circumstances.

Section 15	Winding-Up of the Corporation

The Corporation shall provide the Escrow Agent with a Winding-Up Certificate in the event of a No Qualifying Acquisition Winding-Up or an Automatic Redemption.

Section 16	Underwriters

(a)	Each of the Corporation and the Escrow Agent hereby acknowledges that this Agreement cannot be modified or changed or assigned without prior written consent of the Underwriters.

(b)	The Underwriters will not have any entitlement to the Deferred Underwriting Commission held in the Escrow Account in the event that the Corporation does not complete its Qualifying Acquisition within the Permitted Timeline (as it may be extended). The amount of the Deferred Underwriting Commission will be included with the Escrow Funds that will be available to fund the payments in respect of the Class A Restricted Voting Shares in the event of a No Qualifying Acquisition Winding-Up or an Automatic Redemption, or in the event of an extension to the Permitted Timeline, as specified in this Agreement.

(c)	A copy of all Notices (as defined below) and any Written Instructions (including under Section 4(g), Section 4(h), Section 4(i) and/or Section 4(j)) shall be provided concurrently to the Underwriters (and other than Written Instructions referred to in Section 4(j), Written Instructions must be countersigned by the Underwriters in accordance with Section 4(l)) with a copy being provided by the Corporation to the Exchange.

Section 17	Incapacity

If the Escrow Funds are to be released hereunder to a party who has become bankrupt, has gone into liquidation or has otherwise become incapable of performing his, her or its rights and responsibilities under this Agreement, the Escrow Agent shall forthwith deliver such portion of the Escrow Funds to the Corporation. If all of the parties hereunder have become bankrupt, have gone into liquidation or have otherwise become incapable of performing their rights and responsibilities under this Agreement, the Escrow Agent shall forthwith deliver the Escrow Funds then deposited in the Escrow Account to the Corporation or its trustee in bankruptcy or administrator, and provide written notice to the Corporation and the Underwriters of the disposition of such Escrow Funds. Upon such delivery of the Escrow Funds, this Agreement shall terminate and the Escrow Agent shall have no further duties and obligations.

Section 18	Incapacity of Escrow Agent

In the event of the Escrow Agent resigning or being removed pursuant to this Agreement or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a successor escrow agent; failing such appointment by the Corporation, the retiring Escrow Agent, acting alone, may apply, at the expense of the Corporation, to a court of competent jurisdiction on such notice as such court may direct, for the appointment of a successor escrow agent; but any successor escrow agent so appointed by the court shall be subject to removal by the Corporation in accordance with this Agreement.

Section 19	Notices

Except as otherwise expressly provided herein, all notices, demands and other communications (each, a “Notice”) to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted as a scanned or pdf attachment to an email, provided that a copy is mailed, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by mail, postage prepaid, in each case to the respective parties at the address set forth below, or at such other address as such party may specify by written notice to the other parties hereto:

(a)	If to the Corporation, to:

Bespoke Capital Acquisition Corp.

20 Balderton Street, 8th Floor
London, UK W1K 6TL

Attention:       Peter Caldini, Chief Executive Officer

Email:             information@bespoke.com

(b)	If to the Escrow Agent, to:

TSX Trust Company
301-100 Adelaide Street W.
Toronto, ON M5H 4H1

Attention: Vice President, Trust Services
Email:tmxestaff-corporatetrust@tmx.com

(c)	If to the Underwriters, to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Attention:         Michael Shuh

Email:              mshuh@cgf.com

With a copy to:

Citigroup Global Markets Canada Inc.

Citigroup Place 123 Front Street West, Suite 1100 Toronto, Ontario M5J 2M3
Attention: Grant Kernaghan

With a copy to:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013
Attention: General Counsel, Facsimile: 646.291.1469

Any such communication shall be deemed to have been validly and effectively given and received on the date of personal delivery or transmission by facsimile or similar means of recorded communication if such date is a Business Day and such delivery was made prior to 4:30 p.m. (Toronto time) and otherwise on the next Business Day. Any party to this Agreement may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

Section 20	Amendments

Subject to Section 16(a) and Section 21, this Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the parties.

Section 21	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

Section 22	Entire Agreement

This Agreement and the fee schedule constitute the entire agreement between the parties with respect to the transactions contemplated in this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 23	Enurement and Assignment

This Agreement becomes effective when executed by all of the parties. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns. Subject to Section 16(a), neither this Agreement nor any of the rights or obligations under this Agreement, including any right to payment, may be assigned or transferred, in whole or in part, by any party hereto, without the prior written consent of the other parties.

Any corporation into or with which the Escrow Agent may be sold, merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Escrow Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Escrow Agent shall be the successor to the Escrow Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor escrow agent hereunder, in accordance with, and subject to, compliance with Section 11 (b) and Section 11(f).

Section 24	Mutual Agreement

This Agreement is the product of the Escrow Agent, the Underwriters and the Corporation, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

Section 25	Assets of the Corporation

While the Escrow Funds are being held following closing of the Offering to enable the Corporation to: (i) satisfy permitted redemptions made by holders of Class A Restricted Voting Shares in connection with the closing of a Qualifying Acquisition or an extension to the Permitted Timeline; (ii) fund a Qualifying Acquisition (including the payment of the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement to the Underwriters upon completion of a Qualifying Acquisition, and the payment of the Discretionary Deferred Portion to person(s) of the Corporation’s choosing that assist the Corporation in the consummation of the Qualifying Acquisition) with the net proceeds following payment of any such redemptions and certain other amounts; (iii) pay taxes on interest and/or other amounts earned on the Escrow Funds (and any taxes, including under Part VI.1 of the Tax Act, arising in connection with the redemption of the Class A Restricted Voting Shares, if applicable) and certain permitted expenses; and/or (iv) make payments to holders of Class A Restricted Voting Shares upon the Corporation’s No Qualifying Acquisition Winding-Up or Automatic Redemption, each on an automatic redemption date specified by the Corporation pursuant to Section 4(g) herein, such Escrow Funds and all amounts earned thereon, are subject to such obligations and applicable law, are assets of the Corporation.

Section 26	Anti-Money Laundering

(a)	Each party to this Agreement (in this paragraph referred to as a “representing party”), other than the Escrow Agent, hereby represents to the Escrow Agent that any account to be opened by, or interest to held by, the Escrow Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Escrow Agent a declaration, in the Escrow Agent’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

(b)	The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation and be subject to Section 11, provided (i) that the Escrow Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Escrow Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 27	Privacy

The Corporation acknowledges that the Escrow Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Escrow Agent manage its servicing relationships with such individuals;

(c)	to meet the Escrow Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Escrow Agent, to assist in verification of an individual’s identity for security purposes.

The Corporation acknowledges and agrees that the Escrow Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in the Escrow Agent’s privacy code, which the Escrow Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Escrow Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

Section 28	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 29	Further Assurances

From time to time and on or after the date of this Agreement, the Corporation shall execute and deliver or cause to be executed and delivered to the Escrow Agent such further documents and instruments, and shall do or cause to be done such further acts, as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, and to establish and protect the rights, interests and remedies intended to be created in favour of the Escrow Agent.

Section 30	Time

Time is of the essence in this Agreement. Any reference to time of day or date means the local time or date in Toronto in the Province of Ontario, Canada.

Section 31	Governing Law

This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 32	Force Majeure

Except for the payment obligations of the Corporation contained herein, none of the parties shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, strikes, lockouts, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).

Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 32.

Section 33	Currency

All references herein to money amounts are to lawful money of the United States.

Section 34	Not A Business Day

Whenever any payment pursuant to this Agreement shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, and such other actions shall be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day.

Section 35	Dispute Resolution

It is understood and agreed that should any dispute arise with respect to the delivery, ownership, right of possession and/or disposition of the Escrow Funds, or should any claim be made upon the Escrow Agent or the Escrow Funds by a third party, the Escrow Agent, upon receipt of notice of such dispute or claim, is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability, all or any of said Escrow Funds until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court or arbitrator of competent jurisdiction, the time for perfection of an appeal of such order, decree or judgment having expired. A copy of any such settlement or final order, decree or judgment of a court or arbitrator of competent jurisdiction shall be delivered to the Escrow Agent by the Corporation forthwith upon receipt thereof. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Funds.

Section 36	Arbitration

Except for disputes involving a third party and/or equitable remedies, any disputes with respect to this Agreement shall be resolved by arbitration and any party may demand by written notice to the other party that the matter be submitted to arbitration. The notice shall set out the reasons for the dispute and reasonable details to support the dispute. The Corporation shall cooperate in completing any arbitration as expeditiously as possible, the procedure to commence no later than thirty (30) days from the date the notice was sent, and the arbitrator may hire such experts as may appear to be appropriate. All of the reasonable costs and expenses of the arbitration shall be borne by the Corporation. Any award rendered by the arbitrator shall be final and binding on the parties.

Section 37	Headings, etc.

The division of this Agreement into Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation. Unless otherwise specified, the word “Section” followed by a number mean and refer to the specified Section of this Agreement.

Section 38	Counterparts

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 39	English Language

The parties to this Agreement have agreed that this Agreement as well as any document or instrument relating to it be drawn up in English only but without prejudice to any such document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente convention ainsi que tous autres actes ou documents s’y rattachant soient rédigés en anglais seulement mais sans préjudice à tous tels actes ou documents qui pourraient à l’occasion être rédigés en français seulement ou à la fois en anglais et en français.

[Remainder of page left intentionally blank. Signature page follows.]

The parties have executed this Agreement.

BESPOKE CAPITAL ACQUISITION CORP.

Per:	(signed) “Peter Caldini”
	Name:	Peter Caldini
	Title:	Chief Executive Officer

TSX TRUST COMPANY

Per:	(signed) “Don Crawford”
	Name:	Don Crawford
	Title:	Senior Trust Officer

Per:	(signed) “Brett Higgs”
	Name:	Brett Higgs
	Title:	Corporate Trust Officer

CANACCORD GENUITY CORP., solely for the purposes of Section 2(e) and Error! Reference source not found. herein

Per:	(signed) “Michael Shuh”
	Name:	Michael Shuh
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS CANADA INC., solely for the purposes of Section 2(e) and Error! Reference source not found. herein

(signed) “Carl Stickel”
Name:	Carl Stickel
Title:	Managing Director, Global Co-Head Consumer Products

[Signature Page Escrow Agreement]

SCHEDULE A

FORM OF WRITTEN INSTRUCTIONS

Date: •, 20•

TO:     TSX TRUST COMPANY (“Escrow Agent”)

All capitalized terms not herein defined shall have the meanings ascribed to them in the escrow agreement entered into as of August 15, 2019 by and among Bespoke Capital Acquisition Corp. (the “Corporation”), Canaccord Genuity Corp., Citigroup Global Markets Canada Inc. and the

Escrow Agent (the “Escrow Agreement”).

All references herein to money amounts, unless otherwise stated, are to lawful money of Canada.

[Written Automatic Redemption Instructions

Pursuant to Section 4(g) of the Escrow Agreement, the Corporation hereby instructs the Escrow Agent to, as soon as possible, and in any event no later than three (3) Business Days from the date hereof: (I) complete the liquidation of the Escrow Account and distribute from the Escrow Funds the amount of U.S.$                            , which amount is equal to the product of: (i) the Automatic Redemption Amount; and (ii) the number of Class A Restricted Voting Shares outstanding on the date hereof, to the transfer agent of the Class A Restricted Voting Shares, on behalf of the Corporation, for delivery to each holder of Class A Restricted Voting Shares in an amount per Class A Restricted Voting Share equal to: U.S.$                     ; and (II) after giving effect to (I), withdraw from the Escrow Account and distribute the remaining Escrow Funds to the Corporation [by electronic funds transfer to the following account:

Bank: •

Address: •

Transit #:•

Bank #: •

Swift Code: •]

[by the following method of prompt payment:                                                                                .

The certified account of the taxes and expenses is attached.]

[Written Extension Redemption Instructions

Pursuant to Section 4(h) of the Escrow Agreement, the Corporation hereby instructs the Escrow Agent to, as soon as possible, and in any event no later than three (3) Business Days from the date hereof, withdraw from the Escrow Account and distribute from the Escrow Funds the amount of U.S.$                        , which amount is equal to the product of: (i) the Qualifying Acquisition Extension Redemption Amount; and (ii) the number of Class A Restricted Voting Shares outstanding on the date hereof being redeemed, to the transfer agent of the Corporation, on behalf of the Corporation, for delivery to each redeeming holder of Class A Restricted Voting Shares listed in Attachment A, an amount per Class A Restricted Voting Share equal to: U.S.$                      .

The certified account of taxes and expenses is attached.]

[Written Qualifying Acquisition Instructions

Pursuant to Section 4(i) of the Escrow Agreement, the Corporation hereby instructs the Escrow Agent to, as soon as possible, and in any event no later than three (3) Business Days from the date hereof: (I) withdraw from the escrow account and distribute from the Escrow Funds the amount of U.S.$                     , which amount is equal to the product of: (i) the Qualifying Acquisition Redemption Amount; and (ii) the number of Class A Restricted Voting Shares outstanding on the date hereof being redeemed, to the transfer agent of the Class A Restricted Voting Shares, on behalf of the Corporation, for delivery to each redeeming holder of Class A Restricted Voting Shares listed in Attachment A, an amount per Class A Restricted Voting Share equal to: U.S.$                     ; and (II) after giving effect to (I), withdraw from the escrow account and distribute the remaining Escrow Funds to the Corporation [by electronic funds transfer to the following account:

Bank: •

Address: •

Transit #:•

Bank #: •

Swift Code: •]

[by the following method of prompt payment:                                                                       ].

The certified account of taxes and expenses is attached.]

[Written Tax and/or Expense Instructions

Pursuant to Section 4(j) of the Escrow Agreement, the Corporation hereby instructs the Escrow Agent to withdraw from the escrow account and distribute an amount equal to U.S.$                     , representing (A) the amount of interest and/or other amounts earned on the Escrow Funds in the Escrow Account needed to cover tax obligations owed by the Corporation as a result of property of the Corporation or interest or other income or amounts earned on the Escrow Funds; and/or (B) expenses referred to in the definition of [“Automatic Redemption Amount”], [“Qualifying Acquisition Extension Redemption Amount”] or [“Qualifying Acquisition Redemption Amount”], to the Corporation [by electronic funds transfer to the following account:

Bank: •

Address: •

Transit #:•

Bank #: •

Swift Code: •]

[by the following method of prompt payment:                                                                       ].

The certified account of taxes and expenses is attached.]

[Remainder of page left intentionally blank. Signature page follows.]

BESPOKE CAPITAL ACQUISITION CORP.

Per:
Name: •
Title: [Chief Executive Officer, Chief Financial Officer or Designated Director]

For all Written Instructions, except in connection with in Section 4(j) in the Escrow Agreement.

CANACCORD GENUITY CORP.

Per:
Authorized Signatory

CITIGROUP GLOBAL MARKETS CANADA INC.

Per:
Authorized Signatory

ATTACHMENT A

REDEEMING HOLDER	NUMBER OF CLASS A	PAYMENT/WIRE
OF CLASS A	RESTRICTED VOTING	INFORMATION
RESTRICTED VOTING	SHARES OF SUBVERSIVE
SHARES	CAPITAL ACQUISITION
CORP. REDEEMED